Exhibit 99.2

Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 9, 2019

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	283,555,563	99.7%	907,348	0.3%
Dean A. Connor	283,540,853	99.7%	922,058	0.3%
Stephanie L. Coyles	283,553,905	99.7%	909,006	0.3%
Martin J. G. Glynn	283,503,802	99.7%	959,109	0.3%
Ashok K. Gupta	283,405,220	99.6%	1,057,594	0.4%
M. Marianne Harris	282,857,347	99.4%	1,605,564	0.6%
Sara Grootwassink Lewis	281,145,443	98.8%	3,317,468	1.2%
James M. Peck	282,788,167	99.4%	1,674,744	0.6%
Scott F. Powers	283,475,193	99.7%	987,718	0.3%
Hugh D. Segal	282,389,252	99.3%	2,073,562	0.7%
Barbara G. Stymiest	283,492,758	99.7%	970,056	0.3%

Appointment of Auditor

Deloitte LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
285,710,500	96.7%	9,698,263	3.3%

Non-Binding Advisory Vote on Approach to Executive Compensation

An advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular dated March 15, 2019 was held.

Votes For	%	Votes Against	%
269,959,754	94.9%	14,502,787	5.1%

/ s / “Troy Krushel”
Troy Krushel
Vice-President, Associate General Counsel & Corporate Secretary